February 10, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Stephen Krikorian
Mr. Bernard Nolan
Mr. Gabriel Eckstein

RE:	NPQ Holdings Limited
Request for Acceleration of Effectiveness of S-1 (File No. 333-212517)
originally filed July 14, 2016, as amended

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NPQ Holdings Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of February 13, 2017 at 4 p.m., or at the earliest practicable date hereafter, of its above captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Stout at (410) 429-7076. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to the undersigned at NPQ Holdings Limited, 190 Toa Payoh Lorong 6 #02-514, Singapore 310190, with a copy to the Registrant’s counsel, Matheau J. W. Stout, Esq., 400 E. Pratt Street, 8th Floor, Baltimore, MD 21202, facsimile number (888) 907-1740.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

NPQ Holdings Limited

/s/ Lim Wee Lee
Lim Wee Lee
Chief Executive Officer